United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2013 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on April 30, 2014 (our “2013 Form 20-F”).

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At June 30, 2014		At December 31, 2013

Assets
Current assets:
Cash and cash equivalents	Ps.	94,126,626	Ps.	48,163,550
Accounts receivable:
Subscribers, distributors, recoverable taxes and other, net		126,705,743		127,872,657
Related parties (Note 6)		785,710		1,346,392
Derivative financial instruments		3,579,588		10,469,316
Inventories, net		30,742,322		36,718,953
Other assets, net		18,422,189		12,127,200

Total current assets		274,362,178		236,698,068

Non-current assets:
Property, plant and equipment, net (Note 3)		500,827,260		501,106,951
Licenses and rights of use, net		36,905,957		37,053,832
Trademarks, net		1,133,390		1,166,306
Goodwill		95,428,607		92,486,284
Investment in associated companies (Note 4)		75,407,729		88,887,024
Deferred taxes		58,274,590		50,853,686
Other assets, net		18,572,692		17,340,282

Total assets	Ps.	1,060,912,403	Ps.	1,025,592,433

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 5 )	Ps.	51,465,649	Ps.	25,841,478
Accounts payable		165,693,049		154,137,312
Accrued liabilities		42,801,935		36,958,922
Taxes payable		24,493,349		22,082,241
Derivative financial instruments		4,850,105		5,366,323
Related parties (Note 6)		968,571		2,552,337
Deferred revenues		26,831,958		27,016,340

Total current liabilities		317,104,616		273,954,953

Long-term debt (Note 5 )		454,983,933		464,478,366
Deferred taxes		5,598,837		1,628,409
Deferred revenues		1,110,735		1,105,294
Asset retirement obligations		7,751,530		7,516,460
Employee benefits		62,583,423		66,607,874

Total liabilities		849,133,074		815,291,356

Equity (Note 8):
Capital stock		96,387,712		96,392,339
Retained earnings:
Prior periods		165,646,031		122,693,933
Profit for the period		32,719,647		74,624,979

Total retained earnings		198,365,678		197,318,912
Other comprehensive loss items		(91,581,721)		(91,310,640)

Equity attributable to equity holders of the parent		203,171,669		202,400,611
Non-controlling interests		8,607,660		7,900,466

Total equity		211,779,329		210,301,077

Total liabilities and equity	Ps.	1,060,912,403	Ps.	1,025,592,433

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the six-month periods ended June 30,
	2014		2013 (Restated Note 1b)

Operating revenues:
Mobile voice services	Ps.	125,809,442	Ps.	133,283,636
Fixed voice services		53,956,827		56,907,078
Mobile data voice services		88,938,143		77,649,540
Fixed data services		45,213,561		42,203,492
Paid television		33,328,086		29,874,998
Equipment, accessories, computer sale and other services		50,827,596		47,840,850

		398,073,655		387,759,594

Operating costs and expenses:
Cost of sales and services		180,841,360		175,422,592
Commercial, administrative and general expenses		83,779,299		81,556,612
Other expenses		1,934,223		1,920,419
Depreciation and amortization		53,586,906		49,645,423

		320,141,788		308,545,046

Operating income		77,931,867		79,214,548

Interest income		5,808,980		2,673,376
Interest expense		(18,279,805)		(13,534,048)
Foreign currency exchange gain (loss), net		3,172,774		(6,484,435)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(12,716,981)		(2,051,738)
Equity interest in net income of associated companies		181,717		662,963

Profit before income tax		56,098,552		60,480,666
Income tax (Note 9)		23,192,459		19,329,651

Net profit for the period	Ps.	32,906,093	Ps.	41,151,015

Net profit for the period attributable to:
Equity holders of the parent	Ps.	32,719,647	Ps.	41,063,843
Non-controlling interests		186,446		87,172

	Ps.	32,906,093	Ps.	41,151,015

Basic and diluted earnings per share attributable to equity holders of the parent	Ps.	0.47	Ps.	0.55

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Effect of translation of foreign entities	Ps.	(508,533)	Ps.	(18,164,862)
Effect of fair value of derivatives, net of deferred taxes		1,317		(540,797)
Items not to be reclassified to profit or loss in subsequent periods:
Remeasurement of defined benefit plan, net of deferred taxes		776,695		416,820

Total other comprehensive income items for the period, net of deferred taxes		269,479		(18,288,839)

Total comprehensive income for the period	Ps.	33,175,572	Ps.	22,862,176

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	32,448,566	Ps.	23,333,652
Non-controlling interests		727,006		(471,476)

	Ps.	33,175,572	Ps.	22,862,176

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2014

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes, net of deferred taxes		Remeasurement of defined benefit plan, net of deferred taxes		Effect of translation of foreign entities		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity

Balance at December 31, 2013 (audited)	Ps.	96,392,339	Ps.	358,440	Ps.	196,960,472	Ps.	(1,237,332)	Ps.	(56,367,265)	Ps.	(33,706,043)	Ps.	202,400,611	Ps.	7,900,466	Ps.	210,301,077
Net profit for the period						32,719,647								32,719,647		186,446		32,906,093
Remeasurement of defined benefit plan, net of deferred taxes										776,695				776,695				776,695
Effect of fair value of derivative financial instruments acquired for hedging purposes, net of deferred taxes								1,372						1,372		(55)		1,317
Effect of translation of foreign entities												(1,049,148)		(1,049,148)		540,615		(508,533)

Comprehensive income for the period						32,719,647		1,372		776,695		(1,049,148)		32,448,566		727,006		33,175,572
Dividends						(16,677,120)								(16,677,120)				(16,677,120)
Repurchase of shares		(4,627)				(14,982,797)								(14,987,424)				(14,987,424)
Other acquisitions of non-controlling interests						(12,964)								(12,964)		(19,812)		(32,776)

Balance at June 30, 2014 (unaudited)	Ps.	96,387,712	Ps.	358,440	Ps.	198,007,238	Ps.	(1,235,960)	Ps.	(55,590,570)	Ps.	(34,755,191)	Ps.	203,171,669	Ps.	8,607,660	Ps.	211,779,329

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2013

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes, net of deferred taxes		Remeasurement of defined benefit plan, net of deferred taxes		Effect of translation of foreign entities		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity

Balance at December 31, 2012 (audited)	Ps.	96,414,841	Ps.	358,440	Ps.	210,598,355	Ps.	(496,011)	Ps.	(54,077,454)	Ps.	(7,220,700)	Ps.	245,577,471	Ps.	9,270,775	Ps.	254,848,246
Net profit for the period						41,063,843								41,063,843		87,172		41,151,015
Effect of fair value of derivative financial instruments acquired for hedging purposes, net of deferred taxes								(541,404)						(541,404)		607		(540,797)
Remeasurement of defined benefit plan, net of deferred taxes										416,820				416,820				416,820
Effect of translation of foreign entities												(17,605,607)		(17,605,607)		(559,255)		(18,164,862)

Comprehensive income for the period						41,063,843		(541,404)		416,820		(17,605,607)		23,333,652		(471,476)		22,862,176
Dividends						(16,256,247)								(16,256,247)				(16,256,247)
Repurchase of shares		(15,126)				(46,892,723)								(46,907,849)				(46,907,849)
Other acquisitions of non-controlling interests						(204,282)								(204,282)		35,533		(168,749)

Balance at June 30, 2013 (unaudited)	Ps.	96,399,715	Ps.	358,440	Ps.	188,308,946	Ps.	(1,037,415)	Ps.	(53,660,634)	Ps.	(24,826,307)	Ps.	205,542,745	Ps.	8,834,832	Ps.	214,377,577

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the six-month period ended June 30,
	2014		2013 (Restated Note 1b)

Operating activities
Profit before income tax	Ps.	56,098,552	Ps.	60,480,666
Items not requiring the use of cash:
Depreciation		49,234,966		45,983,082
Amortization of intangible assets		4,351,940		3,662,341
Equity interest in net income of associated companies		(181,717)		(662,963)
Loss (gain) on sale of property, plant and equipment		87,394		(8,032)
Net period cost of labor obligations		3,683,808		4,217,068
Foreign currency exchange loss , net		385,589		1,537,217
Interest income		(5,808,980)		(2,673,376)
Interest expense		18,279,805		13,534,048
Employee profit sharing		2,119,849		2,132,683
Loss (gain) in valuation of derivative financial instruments, capitalized interest expense and other, net		2,616,455		(5,121,448)
Loss on partial sale of investment in associated company.		4,546,097		-
Working capital changes:
Accounts receivable from subscribers, distributors and other		2,544,957		(2,801,635)
Prepaid expenses		(5,193,717)		(4,419,260)
Related parties		(1,023,084)		782,784
Inventories		5,727,122		(5,444,887)
Other assets		(489,528)		270,979
Employee benefits		(4,247,184)		(5,546,562)
Accounts payable and accrued liabilities		(16,513,631)		(467,222)
Employee profit sharing paid		(4,092,519)		(1,630,267)
Financial instruments and other		2,695,900		(3,494,135)
Deferred revenues		70,450		(811,507)
Interest received		2,822,525		768,762
Income taxes paid		(15,280,724)		(25,854,064)

Net cash flows provided by operating activities		102,434,325		74,434,272

Investing activities
Purchase of property, plant and equipment (Note 3)		(49,112,041)		(55,719,054)
Proceeds from sale of plant, property and equipment		38,965		28,652
Dividends received from associates		99,953		83,165
Purchase of telecommunications licenses		(1,018,190)
Acquisition of business , net of cash acquired		(1,922,472)		(1,668,342)
Proceeds from partial sale of investment in associated company (Note 4)		9,405,274		-
Investments in associated companies (Note 4)		(1,699,990)		(14,496,113)

Net cash flows used in investing activities		(44,208,501)		(71,771,692)

Financing activities
Loans obtained		31,206,682		44,530,037
Repayment of loans		(15,898,370)		(3,268,983)
Interest paid		(13,630,286)		(10,325,950)
Repurchase of shares		(15,872,091)		(46,172,321)
Dividends paid		(34,620)		(57,902)
Derivative financial instruments		314,517		(261,265)
Acquisitions of non-controlling interests		(32,776)		(168,749)

Net cash flows used in financing activities		(13,946,944)		(15,725,133)

Net increase (decrease) in cash and cash equivalents		44,278,880		(13,062,553)

Adjustment to cash flows due to exchange rate fluctuations		1,684,196		(839,395)
Cash and cash equivalents at beginning of the period		48,163,550		45,487,200

Cash and cash equivalents at end of the period	Ps.	94,126,626	Ps.	31,585,252

Non-cash transactions related to:		2014		2013

Investing activities
Purchases of property, plant and equipment in accounts payable at period end	Ps.	4,521,263	Ps.	6,574,407

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of Mexican pesos and thousands of U.S. dollars, unless otherwise indicated)

1. Description of the business

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 18 countries throughout Latin America, the United States and the Caribbean. These telecommunications services include mobile and fixed voice services, mobile and fixed data services, internet access and paid TV, as well as other related services.

—

The voice services provided by the Company, both mobile and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

—	The data services provided by the Company include the following: value added services, corporate networks, data and Internet services.
—	Paid TV represents basic services, as well as pay per view and additional programming and advertising services.
—	Related services mainly include equipment and computer sales, and revenues from advertising in telephone directories publishing and call center services.

In order to provide these services, América Móvil has the necessary licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 18 countries where it has a presence, and such licenses have different dates of expiration through 2046.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

The corporate offices of América Móvil are located in Mexico City at Lago Zurich # 245, Colonia Ampliación Granada, Miguel Hidalgo, zip code 11529.

The accompanying unaudited interim condensed consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on August 29, 2014. Subsequent events have been considered through the same date.

Relevant events

On May 15 2014, the Company launched a public tender offer to acquire all outstanding shares of Telekom Austria (“TKA”) not held by Österreichische Industrieholding AG (“OIAG”), Telekom Austria’s largest shareholder. The offer expired on July 10, 2014 and the Company obtained 103 million shares, equivalent to 23.47% of the share capital of TKA, at a cost of 743.4 million of euros, which was paid by the Company during July 2014. AMX holds a stake of approximately 27.2% in TKA as of June 30, 2014, and approximately 50.80% in TKA upon completion of the tender offer. See Note 13 for further detail.

On June 27, 2014, the Company’s Board of Directors authorized Inmobiliaria Carso, S.A. de C.V. and Control Empresarial de Capitales, S.A. de C.V. (both related parties under common control of AMX), to acquire from AT&T 5,739,341,928 Series “AA” shares representing 23.81% of AMX’s voting stock or 8.27% of the Company´s capital stock. The purchase of the treasury shares were acquired as of that date. The Company has recorded this treasury share purchase as a reduction of retained earnings in the accompanying unaudited interim condensed consolidated financial statements.

2. Basis of Preparation of the Unaudited Interim Condensed Consolidated Financial Statements and Changes in Significant Accounting Policies and Practices

a)  Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with the International Accounting Standard No. 34, Interim Financial Reporting (“IAS 34”), and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2012 and 2013, and for the three year period ended December 31, 2013 as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”).

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the functional and reporting currency of the Parent Company in Mexico and the ones used in these unaudited interim condensed consolidated financial statements.

b)  Reclassifications and other adjustments

The following amounts in the unaudited interim condensed consolidated statements of comprehensive income and cash flows for the six month period ended June 30, 2013 have been adjusted to conform to the presentation for the six month period ended June 30, 2014:

Unaudited interim condensed consolidated statements of comprehensive income

	2013, As previously reported		Reclassifications	2013, as adjusted

Services revenues	Ps.	348,867,277	(348,867,277)
Net sales of equipment and accessories		38,892,317	(38,892,317)
Mobile voice services			133,283,636	Ps.	133,283,636
Fixed voice services			56,907,078		56,907,078
Mobile data voice services			77,649,540		77,649,540
Fixed data services			42,203,492		42,203,492
Paid television			29,874,998		29,874,998
Equipment, accessories, computer sale and other services			47,840,850		47,840,850

	Ps.	387,759,594	Ps. -	Ps.	387,759,594

Unaudited interim Condensed Consolidated Statements of Cash Flows

	2013, As previously reported		Reclassifications and other retrospective adjustments		2013, as adjusted

Operating activities
Net period cost of labor obligations	Ps.	6,169,348	Ps.	(1,952,280)	Ps.	4,217,068
(Gain) loss in valuation of derivative financial instruments, capitalized interest expense and other, net		(6,894,068)		1,772,620		(5,121,448)
Interest income		-		(2,673,376)		(2,673,376)
Accounts receivable from subscribers, distributors and other		(4,706,249)		1,904,614		(2,801,635)
Accounts payable and accrued liabilities		(646,882)		179,660		(467,222)
Interest received				768,762		768,762

	Ps.	(6,077,851)	Ps.	-	Ps.	(6,077,851)

Investing activities
Cash acquired by consolidation	Ps.	259,540	Ps.	(259,540)		-
Acquisition of investments in associates and subsidiaries		(16,423,995)		16,423,995		-
Acquisition of business, net of cash acquired				(1,668,342)		(1,668,342)
Investment in associates Companies				(14,496,113)		(14,496,113)

	Ps.	(16,164,455)	Ps.	-	Ps.	(16,164,455)

c)  New standards, interpretations and amendments thereof

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2013, except for the standards/interpretations which became effective on January 1, 2014. The nature and the impact of each new standard/amendment are described below.

The Company has not early adopted any other IFRS interpretation or amendment that has been issued but is not yet effective.

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the Classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of the Company’s financial liabilities. The Company is in the process of analyzing the effect that the other phases of final standard will have in its financial statements.

IAS 32, Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after January 1, 2014. The Company has concluded that the impact of this amendment did not have an impact in its unaudited interim condensed consolidated financial statements.

IFRIC Interpretation 21, Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company has concluded that this interpretation did not have an impact in its unaudited interim condensed consolidated interim financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company has not novated its derivatives during 2013 or 2014, as such, this amendment had no impact in its condensed consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

On May, 2014, the IASB issued the IFRS 15 Revenue from Contracts with Customers, a new revenue recognition standard that will supersede virtually all revenue recognition guidance existing in IAS 18 Revenue. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers. The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate. This standard is effective for periods beginning on January 1, 2017 with retrospective application. Two methods are available for entities to choose from (i) a full retrospective approach or (ii) a modified retrospective approach. Public companies that choose to adopt on a full retrospective basis will need to apply the standard to amounts they report for 2015 and 2016 on the face of their 2017 financial statements. Under the modified retrospective approach, in the year of adoption, entities will be required to disclose the amount that each financial statement line item was affected by as a result of applying the new standard and an explanation of significant changes. Under the modified retrospective approach, entities are not required to restate prior periods.

The Company is in the process of evaluating the impact that this new standard will have in its consolidated financial statements and its disclosures as well as the method that it will use for retrospective application.

IAS 36 Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36

These amendments require disclosure of the recoverable amounts of the assets or cash generating units (“CGUs”) for which an impairment loss has been recognized or reversed during the period. The amendments are effective retrospectively for annual periods beginning on or after January 1, 2014. The Company has not recognized or reversed any impairment loss on non-financial assets during the periods presented in these unaudited interim condensed consolidated financial statements, accordingly, there are no disclosures needed.

Annual Improvements to IFRSs – 2010-2012 Cycle and 2011-2013 Cycle

On December 12, 2013, the IASB issued two cycles of Annual Improvements to IFRSs – Cycles 2010-2012 and 2011-2013 - that contain 11 changes to nine standards: IFRS 1 First-time Adoption of International Financial Reporting Standards; IFRS 2 Share-based Payment; IFRS 3 Business Combinations; IFRS 8 Operating Segments; IFRS 13 Fair Value Measurement;IAS 16 Property, Plant and Equipment; IAS 24 Related Party Disclosures; IAS 38 Intangible Assets; and IAS 40 Investment Property. One of the amendments to IFRS 13 and the amendment to IFRS 1 only affect the Basis for Conclusions for the respective standards and, therefore, are effective immediately. The other amendments are effective from July 1, 2014 either prospectively or retrospectively.

The Company has concluded that these improvements did not have any impact in its condensed consolidated financial statements.

3. Property, plant and equipment

During the six-month periods ended June 30, 2014 and 2013, the Company made cash payments as an investment in plant and equipment in order to increase and update its transmission network and other mobile and fixed assets for an amount of Ps.49,112,041 and Ps.55,719,054, respectively.

4. Investments in Associates

a) The balance of the Company’s investments in associates primarily represents the Company’s European investments (Koninklijke KPN N.V.“KPN” and Telekom Austria AG “Telekom Austria”). During the six months ended June 30, 2014, the carrying value of the Company’s investments in associates decreased by Ps. 13.5 billion. This net decrease was a result of:

—

a decrease attributable to the partial sale of shares of KPN during the period. The Company received Ps. 9.4 billion, and then derecognized a total of Ps. 14.2 billion during the six months ended June 30, 2014, resulting in a loss on the sale of the shares of Ps. 4.5 billion which was recorded in Valuation of derivatives, interest cost from labor obligation other financial items, net in the accompanying unaudited condensed statement of comprehensive income for the six months ended June 30, 2014

—	an increase attributable to the purchase of approximately 0.4% of the outstanding shares of Telekom Austria for an amount of Ps.1.7 billion.

—

The equity method in earnings on investments in associates, and changes in the carrying value of the Company’s investments in associates attributable to the translation of foreign currencies for the six month period was a loss of Ps. 1.0 billion.

b) As of June 30, 2014, the Company owns 964,989,841 shares of KPN, which represents 22.6% of the outstanding shares. The carrying value of the investment in KPN is Ps. 54.6 billion. KPN’s shares are traded on the Amsterdam Stock Exchange, and the closing price for such shares was €2.7 per share at June 30, 2014, equating to a Level 1 fair value of the Company’s investment in KPN of Ps. 45.8 billion at June 30, 2014 exchange rates; accordingly, the carrying value of the investment is Ps. 8.8 billion in excess of its Level 1 fair value.

c) As of June, 30, 2014, the Company owns 120,560,423 shares of Telekom Austria, which represent 27.2% of the outstanding shares. The carrying value of the investment is Ps.18.5 billion. Telekom Austria’s shares are traded on the Vienna Stock Exchange, and the closing price for such shares was €7.1 per share at June 30, 2014, equating to a Level 1 fair value of the Company’s investment in Telekom Austria of Ps.15.4 billion at June 30, 2014 exchange rates; accordingly, the carrying value of the investment is Ps. 3.2 billion in excess of its Level 1 fair value.

The Company continues to believe that it will recover the carrying value of its KPN shares through its future value-in-use. See Note 13 for discussion of its Investment in Telekom Austria.

5. Debt

The Company’s short- and long-term debt consists of the following:

		At June 30, 2014

Currency	Loan	Interest rate	Maturity from July 2014 to	Total

U.S. dollars
	ECA credits (fixed rate) (ii)	2.52%	2017	Ps.	831,411
	ECA credits (floating rate) (ii)	L+0.35% and L+0.75%	2018		2,991,162
	Fixed-rate Senior notes (i)	2.375% - 7.50%	2042		186,399,019
	Floating rates Senior notes (i)	L+1.0%	2016		9,774,225
	Financial Leases	3.75%	2015		156,269
	Lines of credit (iv)	4.00% - 7.70%	2023		3,450,844

	Subtotal U.S. dollars				203,602,930

Mexican pesos
	Fixed-rate Senior notes (i)	6.00% - 9.00%	2037		78,096,728
	Floating rate Senior notes (i)	TIIE+ 0.40%-1.50%	2016		15,600,000
	Lines of credit (iv)	TIIE+ 0.05%-1.00%	2015		311,049

	Subtotal Mexican pesos				94,007,777

Euros
	Fixed-rate Senior notes (i)	3.0% - 6.375%	2073		116,877,055

	Subtotal Euros				116,877,055

Sterling Pounds
	Fixed-rate Senior notes (i)	4.375% - 6.375%	2073		61,305,894

	Subtotal Sterling pounds				61,305,894

Swiss francs
	Fixed-rate Senior notes (i)	1.125% - 2.25%	2018		15,430,666

	Subtotal Swiss francs				15,430,666

Reais
	Lines of credit (iv)	3.0% y 6.00%	2019		3,531,084

	Subtotal Brazilian reais				3,531,084

Colombian pesos
	Fixed-rate Senior notes (i)	7.59%	2016		3,117,460

	Subtotal Colombian pesos				3,117,460

Other currencies
	Fixed-rate Senior notes (i)	1.23% - 3.96%	2039		8,148,446
	Financial Leases	5.05% - 8.97%	2027		399,774
	Lines of credit (iv)	19.00%	2014		28,496

	Subtotal other currencies				8,576,716

	Total debt				506,449,582

	Less: Short-term debt and current portion of long-term debt				51,465,649

	Long-term debt			Ps.	454,983,933

		At December 30, 2013

Currency	Loan	Interest rate	Maturity from January 2014 to	Total

U.S. dollars
	ECA credits (fixed rate) (ii)	2.52%	2017	Ps. 973,269
	ECA credits (floating rate) (ii)	L + 0.35%, L+0.50% y L + 0.75%	2018	3,602,208
	Fixed-rate Senior notes (i)	2.375% - 7.50%	2042	197,427,022
	Floating rate Senior notes (i)	L + 1.0%	2016	9,807,375
	Financial Leases	3.75%	2015	217,525
	Lines of credit (iv)	7.25% - 7.75%	2023	2,183,776

	Subtotal U.S. dollars			214,211,175

Mexican pesos
	Fixed-rate Senior notes (i)	6.45% - 9.00%	2037	61,732,805
	Floating rate Senior notes (i)	TIIE + 0.40% - 1.50%	2016	15,600,000

	Subtotal Mexican pesos			77,332,805

Euros
	Fixed-rate Senior notes (i)	3.0% - 6.375%	2073	106,927,652

	Subtotal Euros			106,927,652

Sterling pounds
	Fixed-rate Senior notes (i)	4.375% - 6.375%	2073	59,539,593

	Subtotal Sterling pounds			59,539,593

Swiss francs
	Fixed-rate Senior notes (i)	1.125% - 2.25%	2018	15,377,226

	Subtotal Swiss francs			15,377,226

Reais
	Lines of credit (iv)	3.0% y 4.50%	2018	2,842,941

	Subtotal Brazilian reais			2,842,941

Colombian pesos
	Fixed-rate Senior notes (i)	7.59%	2016	3,053,941

	Subtotal Colombian pesos			3,053,941

Other currencies
	Fixed-rate Senior notes (i)	1.23% - 3.96%	2039	10,493,312
	Financial Leases	5.05% - 8.97%	2027	473,117
	Lines of credit (iv)	19.00%	2014	68,082

	Subtotal other currencies			11,034,511

	Total debt			490,319,844

	Less: Short-term debt and current portion of long -term debt			25,841,478

	Long-term debt			Ps. 464,478,366

Legend:

L = LIBOR or London Interbank Offered Rate

TIIE = Mexican Weighted Interbank Interest Rate

ECA = Export Credit Agreement

Except for the fixed-rate notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at June 30, 2014 and December 31, 2013 was approximately 4.8% for both periods.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt as of June 30, 2014 and December 31, 2013, is as follows:

	2014		2013

Domestic Senior Notes (Certificados Bursatiles)	Ps.	13,600,000	Ps.	9,000,000
International Senior Notes		32,654,390		13,576,670
Lines of credit used		2,161,351		617,295

Subtotal short-term debt	Ps.	48,415,741	Ps.	23,193,965

Weighted average interest rate		4.5%		5.0%

An analysis of the Company’s long-term debt is as follows:

Year	Amount
2015	Ps. 1,527,583
2016	53,181,397
2017	32,225,582
2018	22,101,741
2019	42,544,312
2020 and thereafter	303,403,318

Total	Ps. 454,983,933

(i) Senior Notes

The outstanding Senior Notes at June 30, 2014 and December 31, 2013 are as follows:

Currency*	2014	2013

U.S. dollars	Ps.196,173,244	Ps.207,234,397
Mexican pesos	93,696,728	77,332,805
Euros	116,877,055	106,927,652
Sterling pounds	61,305,894	59,539,593
Swiss francs	15,430,666	15,377,226
Japanese yens	3,215,311	3,104,287
Chinese yuans	2,100,933	2,159,870
Colombian pesos	3,117,460	3,053,941
Chilean pesos	2,832,202	5,229,155

* Thousands of Mexican pesos

During the second quarter of 2014, América Móvil issued notes for €600,000 due 2018 with a coupon of 1%. Likewise, the Company issued two new notes under the program of peso-denominated notes for Ps.10,000,000 due 2019 with a coupon of 6% and for Ps.7,500,000 due 2024 with a coupon of 7.125%. Since November 2012, the Company has issued peso-denominated notes that can be distributed and traded on a seamless basis in Mexico and internationally. The Company intends to use the program to raise a total of Ps.100,000,000 over five years to increase the share of Mexican pesos in overall funding assuming that market conditions support raising such funds. The notes are registered with both the U.S. Securities and Exchange Commission and the Mexican Banking and Securities Commission (“CNBV”).

(ii) Lines of credit granted or guaranteed by export credit agencies (“ECA”)

The Company has medium and long-term financing programs for the purchase of equipment, with certain institutions, to promote exports and provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at June 30, 2014 and December 31, 2013 is approximately Ps. 3,822,573 and Ps. 4,575,477, respectively.

(iii) Domestic Senior Notes (Certificados Bursatiles)

At June 30, 2014 and December 31, 2013, debt under stock certificates aggregates to Ps.36,325,028 and Ps.37,461,105, respectively. In general these issues bear a fixed-rate or floating rate determined as a differential on the TIIE rate (a Mexican interbank rate).

(iv) Lines of Credit

At June 30, 2014 and December 31, 2013, debt under Lines of Credit aggregates to Ps.7,321,473 and Ps.5,094,799, respectively.

Likewise, the Company has two revolving syndicated facilities – one for U.S.$2,000,000 and one for the Euro equivalent of U.S.$2,000,000 currently unwilling. The Euro equivalent revolving syndicated facility was amended in July 2013 to increase the amount available to U.S.$2,100,000. Loans under the facility bear interest at variable rates based on LIBOR and EURIBOR.

Restrictions (TELMEX)

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At June 30, 2014, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current shareholders continue to hold the majority of the Company’s voting shares.

Covenants

In conformity with the credit agreements, the Company is obligated to comply with certain financial and operating commitments. Such covenants limit in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control over Telcel.

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (earnings before interest, tax, depreciation and amortization) that do not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements). Telmex Internacional is subject to financial covenants of maintaining a ratio of debt to EBITDA that does not exceed 3.5 a 1, and a consolidated ratio of EBITDA to interest paid that is not below 3 to 1 (in accordance with the clauses included in the credit agreements).

Several of the financing instruments of the Company are subject to early extinguishment or re-purchase, at the option of the debt holder in the case that a change in control occurs.

At June 30, 2014 and December 31, 2013, the Company complied with all the conditions established in its debt agreements.

At June 30, 2014, approximately 44% of America Movil’s total outstanding consolidated debt is guaranteed by Telcel.

6. Related Parties

a) The following is an analysis of the balances with related parties at June 30, 2014 and December 31, 2013. All of the companies are considered as associates or affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders in the related parties.

	2014		2013

Accounts receivable:
Sanborn Hermanos, S.A.	Ps.	36,674	Ps.	235,075
Sears Roebuck de México, S.A. de C.V.		54,389		353,724
AT&T Corp. (AT&T)		-		80,438
Patrimonial Inbursa, S.A.		96,577		245,318
Other		598,070		431,837

Total	Ps.	785,710	Ps.	1,346,392

Accounts payable:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps.	108,565	Ps.	212,765
Operadora Cicsa, S.A. de C.V.		165,914		280,374
PC Industrial, S.A. de C.V.		62,534		176,095
Microm, S.A. de C.V.		28,857		77,690
Grupo Financiero Inbursa, S.A.B. de C.V.		35,499		36,366
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.		230,077		52,268
Acer Computec México, S.A. de C.V.		3,404		32,214
Sinergia Soluciones Integrales de Energia, S.A. de C.V.		18,539		35,826
Eidon Software, S.A. de C.V.		10,400		25,461
AT&T		-		1,039,043
Other		304,782		584,235

Total	Ps.	968,571	Ps.	2,552,337

b) For the six-month periods ended June 30, 2014 and 2013, the Company conducted the following transactions with related parties:

	2014		2013

Revenues:
Sale of long-distance services and other telecommunications services	Ps.	152,298	Ps.	126,609
Sale of materials and other services		232,233		207,633
Call termination revenues and other		672,431		321,815
Others		3,925		5,204

	Ps.	1,060,887	Ps.	661,261

	2014		2013

Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment	Ps.	2,116,012	Ps.	2,124,399
Insurance premiums, fees paid for administrative and operating services, brokerage services and others		862,169		865,923
Interconnection cost		6,032,091		8,205,205
Other services		366,733		535,532

	Ps.	9,377,005	Ps.	11,731,059

As discussed in Note 1, on June 27, 2014 Inmobiliaria Carso, S.A. de C.V. and Control Empresarial de Capitales, S.A. de C.V. acquired the share that AT&T had on the Company’s stock, therefore, since such date AT&T is no longer considered a related party and is thus not included in June 30, 2014 related party disclosures with respect to the analysis of the balances with related parties. AT&T is included as a related party for 2014 and 2013 investments and expenses disclosures above.

7. Contingencies

Included in Note 17 on pages F-72 to F-84 of the Company’s 2013 Form 20-F is a disclosure of material contingencies outstanding as of December 31, 2013. As of June 30, 2014, there has not been any material change in the status of those contingencies.

8. Equity

a) At June 30, 2014 and December 31, 2013, the Company’s capital stock was represented by 69,374,600,000 (23,424,632,660 series “AA” shares, 671,926,433 series “A” shares and 45,278,040,907 registered “L” shares) and 70,475,000,000 (23,424,632,660 series “AA” shares, 680,805,804 series “A” shares and 46,369,561,536 registered “L” shares), respectively.

b) The capital stock of the Company consists of a minimum fixed portion of Ps.397,873 (nominal amount), represented by a total of 95,489,724,196 shares (including treasury shares available for re-subscription in accordance with the provisions of the Mexican Securities Law), of which (i) 23,424,632,660 are common series “AA” shares; (ii) 776,818,130 are common series “A” shares; and (iii) 71,288,273,406 are series “L” shares, all of them fully subscribed and paid.

c) At June 30, 2014 and December 31, 2013, the Company’s treasury shares included shares for re-subscription, in accordance with the provisions of the Mexican Securities Law, in the amount of 26,115,124,196 shares (26,107,292,286 series “L” shares and 7,831,910 series “A” shares) and 25,014,724,196 (25,007,472,235 series “L” shares and 7,251,961 series “A” shares), respectively.

d) During the six months of 2014, the Company has also continued to repurchase shares of its capital stock under its share repurchase program, the Company repurchased approximately 1,099,820,051 Series L shares and 579,949 Series A shares for an aggregate purchase price of Ps.14,987,424.

e) The holders of Series “AA” and Series “A” shares are entitled to full voting rights. The holders of series “L” shares may only vote in certain circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which the shareholders who are entitled to vote are the following: extension of the term of the Company, early dissolution of the Company, change of corporate purpose of the Company, change of nationality of the Company, transformation of the Company, a merger with another company, as well as the cancellation of the registration of the shares issued by the Company in the National Securities Registry (Registro Nacional de Valores) and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges. Within their respective series, all shares confer the same rights to their holders. The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by non-Mexican investors.

f) In accordance with the bylaws of the Company, series “AA” shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they also must represent at all times no less than 51% of the common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares) representing said capital stock.

Series “AA” shares may only be subscribed to or acquired by Mexican investors, Mexican corporations and/or trusts expressly empowered for such purposes in accordance with the applicable legislation in force. Common series “A” shares, which may be freely subscribed, may not represent more than 19.6% of capital stock and may not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares) may represent no more than 51% of the Company’s capital stock.

Lastly, the combined number of series “L” shares, which have limited voting rights and may be freely subscribed, and series “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of the Company’s shares outstanding.

Dividends

a) On April 28, 2014, the Company’s shareholders approved:

i) the payment of a cash dividend from the consolidated net profit tax account (cuenta de utilidad fiscal neta consolidada), of Ps.0.24 (twenty-four peso cents), payable in two installments, for each shares of its capital stock series “AA”, “A” and “L” outstanding as of the date of the dividend payment, subject to adjustments arising from other corporate events (including repurchase or placement of its own shares) that may vary the number of shares outstanding as of the date of said dividend payment; and

ii) to increase by Ps. 30 billion, the outstanding amount to repurchase shares in accordance with Article 56 of the Securities Market Law (Ley del Mercado de Valores).

b) On April 22, 2013, the Company’s shareholders approved, among others resolution, the (i) payment of a cash dividend of $0.22 pesos per share to each of the shares of its capital stock series “AA”, “A” and “L”, payable in two equal installments of $0.11 pesos; and (ii) increase the amount of funds available for the acquisition of the Company’s own shares by Ps.40 billion pursuant to Article 56 of the Mexican Securities Market Law.

9. Income Tax

An analysis of income tax expense charged to results of operations for the six-month periods ended June 30, 2014 and 2013 is as follows:

	2014	2013

Current period income tax	Ps. 25,037,212	Ps. 24,696,053
Deferred income tax	(1,844,753)	(5,366,402)

Total	Ps. 23,192,459	Ps. 19,329,651

The Company’s effective tax rate was 41.3% and 32.0% for the six months ended June 30, 2014 and 2013, respectively. Significant differences between the estimated effective tax rate and the statutory tax rate for such interim periods relates to the impact of inflation effects and discrete quarterly events.

10. Components of other comprehensive loss

An analysis of the changes in the components of the other comprehensive loss for the six-month periods ended June 30, 2014 and 2013 is as follows:

	2014	2013

Valuation of the derivative financial instruments acquired for hedging purposes, net of deferred tax	Ps. 1,372	Ps. (541,404)
Translation effect of foreign entities	(1,049,148)	(17,605,607)
Remeasurement of defined benefit plans, net of income tax effect	776,695	416,820
Non-controlling interest of the items above	540,560	(558,648)

Other comprehensive loss	Ps. 269,479	Ps. (18,288,839)

11. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, other than cash and cash equivalents, held by AMX as of June 30, 2014 and December 31, 2013:

	June 30, 2014

	Loans and receivables	Fair value through profit or loss	Fair value through OCI

Financial Assets:
Accounts receivable from subscribers, distributors, and other, net	Ps. 105,600,965	Ps. -	Ps. -
Related parties	785,710	-	-
Derivative financial instruments	-	3,579,588	-

Total	Ps. 106,386,675	Ps. 3,579,588	Ps. -

Financial Liabilities:
Debt	Ps. 506,449,582	Ps. -	Ps. -
Accounts payable	165,693,049	-	-
Related parties	968,571	-	-
Derivative financial instruments	-	4,650,559	199,546

Total	Ps. 673,111,202	Ps. 4,650,559	Ps. 199,546

		December 31, 2013

		Loans and receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Accounts receivable from subscribers, distributors, and other, net	Ps.	96,756,472	Ps.	-	Ps.	-
Related parties		1,346,392		-		-
Derivative financial instruments				10,469,306		-

Total	Ps.	98,102,864	Ps.	10,469,306	Ps.	-

Financial Liabilities:
Debt	Ps.	490,319,844	Ps.	-	Ps.	-
Accounts payable		154,137,312		-		-
Related parties		2,552,337		-		-
Derivative financial instruments		-		5,179,024		187,299

Total	Ps.	647,009,493	Ps.	5,179,024	Ps.	187,299

Fair value hierarchy

The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1:       Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:      Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3:      Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statement of financial position at June 30, 2014 and December 31, 2013 is as follows:

		Measurement of fair value at June 30, 2014

		Level 1		Level 2		Level 3		Total

Assets:
Derivative financial instruments		-	Ps.	3,579,588			Ps.	3,579,588
Pension plan assets	Ps.	233,209,777				-		233,209,777

Total	Ps.	233,209,777	Ps.	3,579,588	Ps.	-	Ps.	236,789,365

Liabilities:
Debt	Ps.	300,700,246	Ps.	228,369,117	Ps.	-	Ps.	529,069,363
Derivative financial instruments				4,850,105				4,850,105

Total	Ps.	300,700,246	Ps.	233,219,222	Ps.	-	Ps.	533,919,468

		Measurement of fair value at December 31, 2013

		Level 1		Level 2		Level 3		Total

Assets:
Derivative financial instruments	Ps.	-	Ps.	10,469,316	Ps.	-	Ps.	10,469,316
Pension plan assets		230,393,171		-		-		230,393,171

Total	Ps.	230,393,171	Ps.	10,469,316	Ps.	-	Ps.	240,862,487

Liabilities:
Debt	Ps.	309,838,222	Ps.	200,011,820	Ps.	-	Ps.	519,850,042
Derivative financial instruments		-		5,366,323		-		5,366,323

Total	Ps.	309,838,222	Ps.	205,378,143		-	Ps.	525,216,365

Fair value of derivative financial instruments are valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX.

For the six-month period ended June 30, 2014 and the year ended December 31, 2013, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

12. Segments

América Móvil operates in different countries. The Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico and Panama.

The CEO, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by geographical segment, except for Mexico, which shows América Móvil (Corporate and Telcel) and Telmex as two segments. All significant operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits or loss or (iii) more than 10% of consolidated assets, are presented separately.

	México (1)		Telmex		Brazil		Southern Cone (2)		Colombia		Andean Region (3)		Central-America (4)		U.S.A. (5)		Caribbean (6)		Eliminations		Total consolidated

For six-month period June 30, 2014
Operating revenues	Ps.	97,131,753	Ps.	53,085,676	Ps.	101,078,824	Ps.	27,322,945	Ps.	37,481,674	Ps.	23,294,854	Ps.	12,931,444	Ps.	44,204,733	Ps.	12,754,336	Ps.	(11,212,584)	Ps.	398,073,655
Depreciation and amortization		8,024,672		7,843,206		20,217,270		3,343,868		4,722,361		2,686,935		4,105,321		223,097		2,420,176				53,586,906
Operating income (loss)		37,780,046		10,541,118		6,826,462		3,239,220		9,323,991		6,207,013		(211,101)		2,326,905		2,220,713		(322,500)		77,931,867
Interest income		6,947,574		135,497		2,397,869		1,392,123		403,392		552,383		94,761		67,053		229,902		(6,411,574)		5,808,980
Interest expense		16,455,213		982,357		5,770,751		440,534		231,693		180,598		70,098				25,519		(5,876,958)		18,279,805
Income tax		10,480,992		2,505,156		2,453,412		1,311,195		2,863,916		2,264,565		552,455		892,600		(131,832)				23,192,459
Equity interest in net income (loss) of associated companies		180,185		28,259		(19,668)		(7,059)														181,717
Net profit (loss) attributable to equity holders of the Parent		13,291,103		5,051,623		2,259,085		(157,285)		5,054,901		3,950,407		(762,932)		1,628,493		2,199,230		205,022		32,719,647
Assets by segment		949,918,858		142,384,867		361,672,858		84,217,066		109,355,139		76,999,620		50,766,936		29,541,234		66,084,448		(810,028,623)		1,060,912,403
Liabilities by segments		644,044,422		112,571,822		202,053,626		63,632,568		33,196,655		22,709,614		22,582,310		25,041,889		24,709,428		(301,409,260)		849,133,074

	México (1)		Telmex		Brazil		Southern Cone (2)		Colombia		Andean Region (3)		Central-America (4)		U.S.A. (5)		Caribbean (6)		Eliminations		Total consolidated

For six-month period June 30, 2013
Operating revenues	Ps.	94,184,297	Ps.	52,633,288	Ps.	100,644,499	Ps.	30,115,227	Ps.	36,197,123	Ps.	21,795,850	Ps.	11,619,703	Ps.	37,762,247	Ps.	12,589,675	Ps.	(9,782,315)	Ps.	387,759,594
Depreciation and amortization		5,454,926		8,467,174		18,409,687		3,584,357		4,533,858		2,460,611		4,126,462		230,900		2,377,448				49,645,423
Operating income (loss)		40,421,112		10,308,361		6,819,379		3,249,371		10,982,310		6,207,941		(576,174)		(142,594)		2,092,064		(147,222)		79,214,548
Interest income		5,678,146		63,148		699,028		1,485,873		426,608		350,620		77,837		62,001		139,401		(6,309,286)		2,673,376
Interest expense		13,346,120		1,817,709		3,293,672		611,104		238,675		110,585		78,364		121		21,154		(5,983,456)		13,534,048
Income tax		10,417,100		2,395,319		(487,363)		1,756,595		2,973,053		1,798,014		234,894		(46,794)		288,833				19,329,651
Equity interest in net income (loss) of associated Companies		668,254		4,447				(9,280)										(458)				662,963
Net profit (loss) attributable to Equity holders of the parent		24,459,471		4,642,344		(1,628,930)		594,442		6,939,656		4,970,252		(811,701)		48,988		1,653,037		196,284		41,063,843
Assets by segment		805,612,848		135,594,245		307,349,115		98,191,890		102,912,604		66,338,197		52,628,106		23,978,606		67,316,780		(677,099,549)		982,822,842
Liabilities by segments		559,692,772		131,995,273		174,906,084		61,776,289		30,080,992		18,561,755		24,962,288		22,372,519		29,966,385		(285,869,092)		768,445,265

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay.
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama.
(5)	Excludes Puerto Rico.
(6)	Caribbean includes the Dominican Republic and Puerto Rico.

13. Subsequent Events

a) In July 2014, the Company’s Board of Directors approved the implementation of various measures to reduce its national market share in the Mexican telecommunications market to under 50% in order to cease to be a “preponderant economic agent”, which are still under the analysis of the Company’s management and subject to approval of the Mexican telecommunication regulator. The Company’s Board of Directors also decided that all cellular sites, including towers and related passive infrastructure, are to be separated from its Mexican subsidiary of mobile services for their corresponding operation and commercialization to all interested parties, as of the date of the preparation of these financial statements, the Company is still analyzing the cellular sites, towers and related passive infrastructure that could be separated from its Mexican subsidiary of mobile services. Also the conditions required in IFRS 5 “Non-current assets held for sale and discontinued operations” are not yet been met for such assets to be considered as held for sale.

b) On June 27, 2014, the Company obtained the last regulatory approval required by the shareholder´s agreement signed with OIAG, resulting in the shareholder´s agreement entering into force (subject to certain rights of veto in favor of OIAG). On July 16, 2014, the Company purchase 103 million of shares of TKA acquired through the tender offer, equivalent to 23.47% of the share capital of TKA. As a result, the Company owns 50.80% of share capital of TKA as of that date. AMX is committed for three months after the close of the tender offer to repurchase any remaining shares of free-float at the final tender offer price of 7.15 euro per share for any shareholders who did not previously sale their shares.

On August 14, 2014, TKA held an extraordinary shareholders meeting where the eight directors nominated by AMX were appointed by TKA. The Company begins consolidating TKA in the third quarter of 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer